EXHIBIT 3.3

FORM OF

CERTIFICATE OF AMENDMENT

TO THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

PROVIDE COMMERCE, INC.

Provide Commerce, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”),

DOES HEREBY CERTIFY:

FIRST: That resolutions were duly adopted by the Board of Directors of the Corporation setting forth a proposed amendment to the Amended and Restated Certificate of Incorporation of the Corporation, as previously amended, and declaring said amendment to be advisable and recommended for approval by the stockholders of the Corporation. The resolutions setting forth the proposed amendment are as follows:

NOW, THEREFORE, BE IT RESOLVED, that the Corporation’s Amended and Restated Certificate of Incorporation, as previously amended, be amended to change Article IV, Section A thereof so that, as amended, such Section shall read in its entirety as follows:

“A. Classes of Stock. The Corporation is authorized to issue two classes of shares to be designated respectively “Preferred Stock” and “Common Stock,” both of which have a par value of $0.001. The total number of shares of Preferred Stock authorized is 7,300,000. The total number of shares of Common Stock authorized is 40,000,000 shares.

Upon the December 2003 filing of this Certificate of Amendment to the Amended and Restated Certificate of Incorporation, the Common Stock shall undergo the following reverse stock-split (the “Reverse Stock-Split”) without any action by the holders thereof: each 3.037716 shares of Common Stock shall be automatically combined into one (1) share of Common Stock. The Reverse Stock-Split shall be effective as of the date of filing of this Certificate of Amendment to the Amended and Restated Certificate of Incorporation.

No fractional shares of Common Stock shall be issued by the Corporation and all such fractional shares shall be disregarded. If, after taking into account the Reverse Stock-Split, a stockholder would hold any fractional shares of Common Stock, then, in lieu thereof, the Corporation shall pay in cash the fair market value of such fractional shares as determined by the Board of Directors of the Corporation. Whether or not a stockholder would hold any fractional shares of Common Stock upon the effectiveness of the Reverse Stock-Split shall be determined on an issuance-by-issuance basis for such stockholder.”

SECOND: That, thereafter, the stockholders approved the foregoing amendment by written consent in accordance with Section 228 of the Delaware General Corporation Law.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the Delaware General Corporation Law.

FOURTH: That the capital of said Corporation shall not be reduced under or by reason of said amendment.

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IN WITNESS WHEREOF, said Provide Commerce, Inc. has caused this certificate to be signed by William Strauss, its Chief Executive Officer, this              day of November, 2003.

By:
William Strauss, Chief Executive Officer